Filed by James Alpha Funds Trust

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: The Saratoga Advantage Trust

File No. 033-79708

Date: February 8, 2021

February 8, 2021

Dear James Alpha Fund Shareholder,

I hope you and your family are safe and healthy during this unprecedented time. As a shareholder of one or more James Alpha Funds within the Saratoga Advantage Trust (“Portfolios”), proxy materials were recently sent by mail or e-delivery in connection with the Portfolio’s Joint Special Meeting to be held on February 26, 2021.

You are being asked to approve an Agreement and Plan of Reorganization that provides for each Portfolio to reorganize into a newly formed James Alpha Fund in the James Alpha Funds Trust. The Saratoga Board and Independent Trustees recommend all shareholders vote FOR the Reorganization.

THE SARATOGA BOARD AND INDEPENDENT TRUSTEES UNANIMOUSLY RECOMMEND THAT SHAREHOLDERS VOTE “FOR” THE REORGANIZATION

After careful consideration, the Board believes there are a number of benefits to ALL shareholders. Below are a few reasons the Board supports the Proposal:

•	Immediate cost savings through reduced total fund expenses
•	Greater opportunity for future growth that will lead to further cost savings

•         Enhancements to the James Alpha brand that should lead to an advantageous competitive position

YOUR PORTFOLIO’S INVESTMENT OBJECTIVES AND STRATEGIES

It is important to know that each new James Alpha Fund will have the same investment objectives and substantially similar principal investment strategies. Most important, your current Portfolio Manager will continue to manage your investments.

It is important that you take advantage of your right to vote. The Portfolios have a unique shareholder base of retail shareholders. You and your fellow investors will have a major positive impact on the vote if you take action early. Please take a few minutes now to sign, date and mail the proxy card(s) in the enclosed prepaid envelope.

Lastly, we have retained Di Costa Partners (“DCP”) to assist us with the proxy solicitation process. You may receive a call from a DCP representative who can take your vote over the phone or give you voting instructions. You can also call DCP at (833) 290-2607 if you have questions regarding the proxy.

Thank you in advance for your vote,

Darrell W. Crate

Chief Executive Officer

James Alpha Advisors, LLC

Filed by James Alpha Funds Trust

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: The Saratoga Advantage Trust

File No. 033-79708

Date: February 8, 2021

DEAR FINANCIAL ADVISOR:

Your clients who have an investment in one or more of the funds managed by James Alpha Advisors (the “Target Portfolios”) in The Saratoga Advantage Trust (the “SA Trust”) recently received proxy material in the mail or by e-delivery. They are being asked to consider and vote on a reorganization proposal of each Target Portfolio into a corresponding, newly-formed fund in the James Alpha Funds Trust (the “JAF Trust”) at a special joint meeting of shareholders scheduled for February 26, 2021.

We are making you aware that we are actively soliciting shareholders to encourage vote participation and to make them aware that the SA Trust’s Board has recommended a vote FOR the reorganization. Our proxy solicitor, Di Costa Partners, will mail multiple communications to shareholders, as well as initiate telephone calls to shareholders, to help inform and educate shareholders and ask for their proxy vote. If your clients contact you, please recommend that they vote their shares.

Managed Broker Accounts:

If you have authority to vote on behalf of your client, please review the attached proxy statement and vote your clients’ shares through your standard internal voting process.

If you have any questions regarding the proxy process, please call Di Costa Partners at (833) 290-2607. We appreciate your efforts in encouraging your client’s participation.

SINCERELY,

Darrell W. Crate

Chief Executive Officer

James Alpha Advisors, LLC

SAT-FA/21